UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

File No 70-5741

REPORT FOR PERIOD

January 1, 2005 to March 31, 2005

PURSUANT TO RULE 24

In the matter of:

SOUTHWESTERN ELECTRIC POWER COMPANY
Shreveport, Louisiana 71156

PUBLIC SERVICE COMPANY OF OKLAHOMA
Tulsa, Oklahoma 74102
AEP TEXAS CENTRAL COMPANY
Corpus Christi, Texas 78401

This report is filed by Southwestern Electric Power Company (SWEPCO) on behalf of itself, Public Service Company of Oklahoma (PSO) and AEP Texas Central Company (TCC) pursuant to Rule 24 promulgated under the Public Utility Holding Company Act of 1935 by the Securities and Exchange Commission pursuant to Sections 6(a), 7, 9(a) and 10 of said Act. SWEPCO’s, PSO’s and TCC’s Application-Declaration, as further amended by post-effective amendments, in this matter proposed the filing by SWEPCO of quarterly reports to the Commission, pursuant to Rule 24 of the Act, providing as to the activities during each quarter: (a) total number of rail cars serviced by month for each of SWEPCO, PSO and TCC; (b) the amount of expenditures by month for direct labor cost, direct material cost and indirect cost for each of SWEPCO, PSO and TCC; (c) computation by month of allocated cost to be shared by SWEPCO, PSO and TCC on the basis of the “Cost Ratio”, and (d) copies of the monthly reports furnished by SWEPCO to PSO and TCC detailing the work and charges associated with PSO and TCC rail cars assigned to the facility which were repaired during the previous month, within the context of the Rail Car Maintenance Facility Agreement between SWEPCO, PSO and TCC. This report covers the period January 1, 2005 through March 31, 2005.

1st QUARTER 2005
SWEPCO RAIL CAR MAINTENANCE FACILITY
RULE 24 REPORT

A.    NUMBER OF RAIL CARS SERVICED

	SWEPCO	PSO	TCC	TOTAL
January	9	0	0	9
February	121	160	0	281
March	64	6	0	70
TOTAL	194	166	0	360

B.    AMOUNT OF EXPENDITURES DETAIL

	SWEPCO	PSO	TCC	TOTAL
DIRECT LABOR
January	$765.83	$291.38	$0.00	$1,057.21
February	1,255.21	9,851.81	0.00	11,107.02
March	10,523.87	17,009.41	0.00	27,533.28
TOTAL	$12,544.91	$27,152.60	$0.00	$39,697.51

DIRECT MATERIAL - (a)
January	$15,942.62	$3,480.21	$0.00	$19,422.83
February	43,913.50	61,116.92	0.00	105,030.42
March	47,370.55	18,438.59	0.00	65,809.14
TOTAL	$107,226.67	$83,035.72	$0.00	$190,262.39

OTHER DIRECT COSTS -
January	$42,162.99	$32,260.75	$0.00	$74,423.74
February	43,561.49	23,363.12	0.00	66,924.61
March	125,200.16	61,346.38	0.00	186,546.54
TOTAL	$210,924.64	$116,970.25	$0.00	$327,894.89

INDIRECT COST SHARED ON COST RATIO

January	$(43,238.49)	$(16,450.21)	$0.00	$(59,688.70)
February	(6,923.96)	(54,350.06)	0.00	(61,274.02)
March	151,619.68	245,082.78	0.00	396,702.46
TOTAL	$101,457.23	$174,282.51	$0.00	$275,739.74

TOTAL EXPENDITURES
January	$15,632.95	$19,582.13	$0.00	$35,215.08
February	81,806.24	39,981.79	0.00	121,788.03
March	334,714.26	341,877.16	0.00	676,591.42
TOTAL	$432,153.45	$401,441.08	$0.00	$833,594.53

(a) Periodically, adjustments to amounts previously billed are required. When those adjustments are identified and recorded on a subsequent bill they may result in a net credit balance in an expenditure account for a particular month.

C.  COMPUTATION OF COST RATIO
	SWEPCO	PSO	TCC	TOTAL
January 2005
DIRECT LABOR	$765.83	$291.38	$0.00	$1,057.21
COST RATIO	72.44%	27.56%	0.00%	100.00%

February 2005
DIRECT LABOR	$1,255.21	$9,851.81	$0.00	$11,107.02
COST RATIO	11.30%	88.70%	0.00%	100.00%

March 2005
DIRECT LABOR	$10,523.87	$17,009.41	$0.00	$27,533.28
COST RATIO	38.22%	61.78%	0.00%	100.00%

D.  COPIES OF MONTHLY REPORTS

Copies of the monthly statements furnished by SWEPCO to PSO and TCC detailing charges associated with PSO and TCC rail cars are attached as Exhibits 1, 2 and 3.

S I G N A T U R E

As required by Order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Southwestern Electric Power Company has duly caused this report to be signed on its behalf on this the 12th day of May, 2005.

/s/ Rebecca J. Buonavolonte

Rebecca J. Buonavolonte
Managing Director - Financial Reporting
AEP Service Corporation

INDEX TO EXHIBITS

Exhibit Number	Exhibit	Transmission Method
1	January 2005 statement furnished by SWEPCO to PSO and TCC detailing PSO and TCC's rail car charges	Electronic

2	February 2005 statement furnished by SWEPCO to PSO and TCC detailing PSO and TCC's rail car charges	Electronic

3	March 2005 statement furnished by SWEPCO to PSO and TCC detailing PSO and TCC's rail car charges	Electronic

Exhibit 1

AEP Utilities, Inc.
1 Riverside Plaza
Columbus OH 43215

STATEMENT OF PARTICIPATION IN RAIL CAR MAINTENANCE FACILITY
AT ALLIANCE, NEBRASKA PER SWEPCO - PSO & TCC AGREEMENT
January 2005

A. NUMBER OF RAIL CARS SERVICED

SWEPCO	9	PSO	0	TCC	0	OUTSIDE	706

B. AMOUNT OF EXPENDITURES:

COSTS ASSIGNED 100% TO SWEPCO:

		SWEPCO
00805900 01	Direct Material to SWEPCO Coal Cars	$15,942.62
00805900 02	Stores Salvage - SWEPCO	0.00
00805900 03	Direct Labor to SWEPCO Coal Cars	356.71
PR 4101	Charges Other than Direct Labor	0.00
00805900 04	Direct Labor to Rework SWEPCO Material	409.12
PR4104	Charges Other than Direct Labor	0.00
PR4202	Ad Valorem Taxes - SWEPCO Coal Cars	0.00
PR4204	Ad Valorem Taxes - Facility - Direct - SWEPCO	0.00
PR4213	Employee Fringe Benefits - Direct Labor - SWEPCO	0.00
PR4230	Payroll Taxes (FICA & UC) - Direct Labor - SWEPCO	0.00
PR4238	Depreciation Expense - SWEPCO	0.00
PR4263	Lease - Supplemental Expenses - SWEPCO	0.00
00805908 02	Outside Maintenance of SWEPCO Coal Cars	42,162.99
00805909 02	Switching Fees - SWEPCO	0.00
PR4277	Repainting Coal Cars - SWEPCO	0.00
Total 100% SWEPCO Costs		$58,871.44

COSTS ASSIGNED 100% TO TCC:

		TCC
00805902 01	Direct Material to TCC Coal Cars	$0.00
PR4014	Inventory Carrying Charges - TCC	0.00
00805902 02	Stores Salvage - TCC	0.00
00805902 03	Direct Labor to TCC Coal Cars	0.00
PR4105	Charges Other than Direct Labor	0.00
00805902 04	Direct Labor to Rework TCC Material	0.00
PR4106	Charges Other than Direct Labor	0.00
PR4216	Ad Valorem Taxes - Facility - Direct - TCC	0.00
PR4217	Employee Fringe Benefits - Direct Labor - TCC	0.00
PR4218	Payroll Taxes (FICA & UC) - Direct Labor - TCC	0.00
PR4240	Depreciation Expense - TCC	0.00
00805908 01	Outside Maintenance of TCC Coal Cars	0.00
00805909 01	Switching Fees - TCC	0.00
PR4279	Repainting Coal Cars - TCC	0.00
Total 100% TCC Costs		$0.00
COSTS ASSIGNED 100% TO PSO:

		PSO
00805901 01	Direct Material to PSO Coal Cars	$3,480.21
PR4015	Inventory Carrying Charges - PSO	6,792.96
00805901 02	Stores Salvage - PSO	0.00
00805901 03	Direct Labor to PSO Coal Cars	291.38
PR4102	Charges Other than Direct Labor	0.00
00805901 04	Direct Labor to Rework PSO Material	0.00
PR4103	Charges Other than Direct Labor	0.00
PR4205	Ad Valorem Taxes - Facility - Direct - PSO	0.00
PR4214	Employee Fringe Benefits - Direct Labor - PSO	0.00
PR4231	Payroll Taxes (FICA & UC) - Direct Labor - PSO	0.00
PR4239	Depreciation Expense - PSO	0.00
00805908 03	Outside Maintenance of PSO Coal Cars	25,467.79
00805909 03	Switching Fees - PSO	0.00
PR4278	Repainting Coal Cars - PSO	0.00
Total 100% PSO Costs		$36,032.34
COSTS TO BE SHARED (Ratio of Direct Labor)

		SHARED
00805904 01	Shop Material	$12,205.66
00805904 02	Small Tools	8,722.11
00805904 03	Facility Maintenance - Material	229,892.46
00805903 01	3RD Party Direct Material	1,237.73
00805904 07	Switch Engine Operation and Maintenance	3,488.69
00805904 08	Equipment Operation and Maintenance	0.00
00805904 04	Sale of Scrap	13,418.66
00805905 01	Supervision	8,205.22
00805905 02	Clerical	4,481.99
00805905 03	Training and Safety	13,610.35
00805905 04	General Shop Labor	10,171.07
00805905 05	Facility Maintenance - Labor	9,028.99
00805905 06	Labor Switch Engine Operation and Maintenance	0.00
PR4201	Ad Valorem Taxes - Facility	0.00
PR4108	Labor - Other	0.00
00805906 04	Employee Activities	5,395.81
00805903 04	3RD Party Remfg Labor Cars	77,734.29
00805903 03	3RD Party Direct Labor Cars	0.00
	Data Processing Charges	0.00
	Insurance Facility	0.00
00805907 01	Misc.	5,898.68
PR4220	Injuries and Damages	0.00
PR4221	Insurance - Liability and Property	0.00
00805906 07	Maintenance of Facilities (Contracted)	1,711.39
00805906 08	Office Supplies and Expenses	2,193.39
00805906 01	Taxes	0.00
00805911 01	3RD Party Sales Expense	8,886.03
00805906 09	Utilities - Heat, Light, Power and Water	13,591.46
00805906 10	Utilities - Telephone	457.06
00805906 11	Vehicle Expense	229.53
PR4237	Depreciation Expense	0.00
00805906 05	Employee Travel Expenses	0.00
PR4262	Lease - Basic - All Except Coal Cars	0.00
PR4264	Lease - Supplemental Expenses - Facility	0.00
PR4004	Material Direct to Outside Coal Cars	0.00
00805903 05	3rd Party Revenue	(490,053.76)
00805903 02	Stores Salvage - Outside Cars	0.00
00805907 02	AEP East Cars	(6,567.42)
00805907 03	OVEX Cars	6,371.91
Total Costs Shared on Cost Ratio		$(59,688.70)
{see computation below} -

SWEPCO	72.44%	$(43,238.49)

TCC	0.00%	$0.00

PSO	27.56%	$(16,450.21)

Capital Recovery on Capital Expenditures not Covered Under Lease Agreement {Cost Ratio}		$0.00

TOTAL COSTS FOR THE MONTH

SWEPCO		$15,632.95

TCC		$0.00

PSO		$19,582.13

C.  COMPUTATION OF COST RATIO:

101, 104	Direct Labor SWEPCO	$765.83	72.44%	SWEPCO
105, 106	Direct Labor TCC	0.00	0.00%	TCC
102, 103	Direct Labor PSO	291.38	27.56%	PSO
	Total Direct Labor	$1,057.21	100.00%	TOTAL

Exhibit 2

AEP Utilities, Inc.
1 Riverside Plaza
Columbus OH 43215

STATEMENT OF PARTICIPATION IN RAIL CAR MAINTENANCE FACILITY
AT ALLIANCE, NEBRASKA PER SWEPCO - PSO & TCC AGREEMENT
February 2005

A. NUMBER OF RAIL CARS SERVICED

SWEPCO	121	PSO	160	TCC	0	OUTSIDE	532

B. AMOUNT OF EXPENDITURES:

COSTS ASSIGNED 100% TO SWEPCO:

		SWEPCO
00805900 01	Direct Material to SWEPCO Coal Cars	$43,913.50
00805900 02	Stores Salvage - SWEPCO	0.00
00805900 03	Direct Labor to SWEPCO Coal Cars	1,251.19
PR 4101	Charges Other than Direct Labor	0.00
00805900 04	Direct Labor to Rework SWEPCO Material	4.02
PR4104	Charges Other than Direct Labor	0.00
PR4202	Ad Valorem Taxes - SWEPCO Coal Cars	0.00
PR4204	Ad Valorem Taxes - Facility - Direct - SWEPCO	0.00
PR4213	Employee Fringe Benefits - Direct Labor - SWEPCO	0.00
PR4230	Payroll Taxes (FICA & UC) - Direct Labor - SWEPCO	0.00
PR4238	Depreciation Expense - SWEPCO	0.00
PR4263	Lease - Supplemental Expenses - SWEPCO	0.00
00805908 02	Outside Maintenance of SWEPCO Coal Cars	43,561.49
00805909 02	Switching Fees - SWEPCO	0.00
PR4277	Repainting Coal Cars - SWEPCO	0.00
Total 100% SWEPCO Costs		$88,730.20

COSTS ASSIGNED 100% TO TCC:

		TCC
00805902 01	Direct Material to TCC Coal Cars	$0.00
PR4014	Inventory Carrying Charges - TCC	0.00
00805902 02	Stores Salvage - TCC	0.00
00805902 03	Direct Labor to TCC Coal Cars	0.00
PR4105	Charges Other than Direct Labor	0.00
00805902 04	Direct Labor to Rework TCC Material	0.00
PR4106	Charges Other than Direct Labor	0.00
PR4216	Ad Valorem Taxes - Facility - Direct - TCC	0.00
PR4217	Employee Fringe Benefits - Direct Labor - TCC	0.00
PR4218	Payroll Taxes (FICA & UC) - Direct Labor - TCC	0.00
PR4240	Depreciation Expense - TCC	0.00
00805908 01	Outside Maintenance of TCC Coal Cars	0.00
00805909 01	Switching Fees - TCC	0.00
PR4279	Repainting Coal Cars - TCC	0.00
Total 100% TCC Costs		$0.00

COSTS ASSIGNED 100% TO PSO:

		PSO
00805901 01	Direct Material to PSO Coal Cars	$61,116.92
PR4015	Inventory Carrying Charges - PSO	7,365.28
00805901 02	Stores Salvage - PSO	0.00
00805901 03	Direct Labor to PSO Coal Cars	9,851.81
PR4102	Charges Other than Direct Labor	0.00
00805901 04	Direct Labor to Rework PSO Material	0.00
PR4103	Charges Other than Direct Labor	0.00
PR4205	Ad Valorem Taxes - Facility - Direct - PSO	0.00
PR4214	Employee Fringe Benefits - Direct Labor - PSO	0.00
PR4231	Payroll Taxes (FICA & UC) - Direct Labor - PSO	0.00
PR4239	Depreciation Expense - PSO	0.00
00805908 03	Outside Maintenance of PSO Coal Cars	15,997.84
00805909 03	Switching Fees - PSO	0.00
PR4278	Repainting Coal Cars - PSO	0.00
Total 100% PSO Costs		$94,331.85

COSTS TO BE SHARED (Ratio of Direct Labor)

		SHARED
00805904 01	Shop Material	$5,450.23
00805904 02	Small Tools	0.00
00805904 03	Facility Maintenance - Material	1,320.72
00805903 01	3RD Party Direct Material	192,551.51
00805904 07	Switch Engine Operation and Maintenance	1,431.39
00805904 08	Equipment Operation and Maintenance	2,677.21
00805904 04	Sale of Scrap	0.00
00805905 01	Supervision	17,205.84
00805905 02	Clerical	10,393.07
00805905 03	Training and Safety	5,215.06
00805905 04	General Shop Labor	11,405.17
00805905 05	Facility Maintenance - Labor	10,862.72
00805905 06	Labor Switch Engine Operation and Maintenance	10,881.10
PR4201	Ad Valorem Taxes - Facility	0.00
PR4108	Labor - Other	0.00
00805906 04	Employee Activities	0.00
00805903 04	3RD Party Remfg Labor Cars	6,840.95
00805903 03	3RD Party Direct Labor Cars	91,136.25
	Data Processing Charges	0.00
	Freight	24,374.48
00805907 01	Misc.	8,358.94
PR4220	Injuries and Damages	0.00
PR4221	Insurance - Liability and Property	0.00
00805906 07	Maintenance of Facilities (Contracted)	1,789.71
00805906 08	Office Supplies and Expenses	533.28
00805906 01	Taxes	0.00
00805911 01	3RD Party Sales Expense	14,551.65
00805906 09	Utilities - Heat, Light, Power and Water	12,506.03
00805906 10	Utilities - Telephone	436.11
00805906 11	Vehicle Expense	221.76
PR4237	Depreciation Expense	0.00
00805906 05	Employee Travel Expenses	1,012.67
PR4262	Lease - Basic - All Except Coal Cars	0.00
PR4264	Lease - Supplemental Expenses - Facility	0.00
PR4004	Material Direct to Outside Coal Cars	0.00
00805903 05	3rd Party Revenue	(474,485.22)
00805903 02	Stores Salvage - Outside Cars	0.00
00805907 02	AEP East Cars	(18,097.86)
00805907 03	OVEX Cars	153.21
Total Costs Shared on Cost Ratio		$(61,274.02)
{see computation below} -

SWEPCO	11.30%	$(6,923.96)

TCC	0.00%	$0.00

PSO	88.70%	$(54,350.06)

Capital Recovery on Capital Expenditures not Covered Under Lease Agreement {Cost Ratio}		$0.00

TOTAL COSTS FOR THE MONTH

SWEPCO		$81,806.24

TCC		$0.00

PSO		$39,981.79

C.  COMPUTATION OF COST RATIO:

101, 104	Direct Labor SWEPCO	$1,255.21	11.30%	SWEPCO
105, 106	Direct Labor TCC	0.00	0.00%	TCC
102, 103	Direct Labor PSO	9,851.81	88.70%	PSO
	Total Direct Labor	$11,107.02	100.00%	TOTAL

Exhibit 3

AEP Utilities, Inc.
1 Riverside Plaza
Columbus OH 43215

STATEMENT OF PARTICIPATION IN RAIL CAR MAINTENANCE FACILITY
AT ALLIANCE, NEBRASKA PER SWEPCO - PSO & TCC AGREEMENT
March 2005

A. NUMBER OF RAIL CARS SERVICED

SWEPCO	64	PSO	6	TCC	0	OUTSIDE	382

B. AMOUNT OF EXPENDITURES:

COSTS ASSIGNED 100% TO SWEPCO:

		SWEPCO
00805900 01	Direct Material to SWEPCO Coal Cars	$47,370.55
00805900 02	Stores Salvage - SWEPCO	0.00
00805900 03	Direct Labor to SWEPCO Coal Cars	7,977.87
PR 4101	Charges Other than Direct Labor	0.00
00805900 04	Direct Labor to Rework SWEPCO Material	2,546.00
PR4104	Charges Other than Direct Labor	0.00
PR4202	Ad Valorem Taxes - SWEPCO Coal Cars	0.00
PR4204	Ad Valorem Taxes - Facility - Direct - SWEPCO	0.00
PR4213	Employee Fringe Benefits - Direct Labor - SWEPCO	0.00
PR4230	Payroll Taxes (FICA & UC) - Direct Labor - SWEPCO	0.00
PR4238	Depreciation Expense - SWEPCO	0.00
PR4263	Lease - Supplemental Expenses - SWEPCO	0.00
00805908 02	Outside Maintenance of SWEPCO Coal Cars	117,333.60
00805909 02	Switching Fees - SWEPCO	7,866.56
PR4277	Repainting Coal Cars - SWEPCO	0.00
Total 100% SWEPCO Costs		$183,094.58

COSTS ASSIGNED 100% TO TCC:

		TCC
00805902 01	Direct Material to TCC Coal Cars	$0.00
PR4014	Inventory Carrying Charges - TCC	0.00
00805902 02	Stores Salvage - TCC	0.00
00805902 03	Direct Labor to TCC Coal Cars	0.00
PR4105	Charges Other than Direct Labor	0.00
00805902 04	Direct Labor to Rework TCC Material	0.00
PR4106	Charges Other than Direct Labor	0.00
PR4216	Ad Valorem Taxes - Facility - Direct - TCC	0.00
PR4217	Employee Fringe Benefits - Direct Labor - TCC	0.00
PR4218	Payroll Taxes (FICA & UC) - Direct Labor - TCC	0.00
PR4240	Depreciation Expense - TCC	0.00
00805908 01	Outside Maintenance of TCC Coal Cars	0.00
00805909 01	Switching Fees - TCC	0.00
PR4279	Repainting Coal Cars - TCC	0.00
Total 100% TCC Costs		$0.00

COSTS ASSIGNED 100% TO PSO:

		PSO
00805901 01	Direct Material to PSO Coal Cars	$18,438.59
PR4015	Inventory Carrying Charges - PSO	8,118.62
00805901 02	Stores Salvage - PSO	0.00
00805901 03	Direct Labor to PSO Coal Cars	16,597.30
PR4102	Charges Other than Direct Labor	0.00
00805901 04	Direct Labor to Rework PSO Material	412.11
PR4103	Charges Other than Direct Labor	0.00
PR4205	Ad Valorem Taxes - Facility - Direct - PSO	0.00
PR4214	Employee Fringe Benefits - Direct Labor - PSO	0.00
PR4231	Payroll Taxes (FICA & UC) - Direct Labor - PSO	0.00
PR4239	Depreciation Expense - PSO	0.00
00805908 03	Outside Maintenance of PSO Coal Cars	52,131.12
00805909 03	Switching Fees - PSO	1,096.64
PR4278	Repainting Coal Cars - PSO	0.00
Total 100% PSO Costs		$96,794.38
COSTS TO BE SHARED (Ratio of Direct Labor)

		SHARED
00805904 01	Shop Material	$4,078.75
00805904 02	Small Tools	0.00
00805904 03	Facility Maintenance - Material	1,149.57
00805903 01	3RD Party Direct Material	427,640.49
00805904 07	Switch Engine Operation and Maintenance	2,998.94
00805904 08	Equipment Operation and Maintenance	6,169.99
00805904 04	Sale of Scrap	0.00
00805905 01	Supervision	26,931.04
00805905 02	Clerical	15,418.64
00805905 03	Training and Safety	3,206.77
00805905 04	General Shop Labor	17,041.90
00805905 05	Facility Maintenance - Labor	20,810.54
00805905 06	Labor Switch Engine Operation and Maintenance	15,912.66
PR4201	Ad Valorem Taxes - Facility	0.00
PR4108	Labor - Other	0.00
00805906 04	Employee Activities	0.00
00805903 04	3RD Party Remfg Labor Cars	3,967.85
00805903 03	3RD Party Direct Labor Cars	99,688.44
	Data Processing Charges	0.00
	Freight	31,373.44
00805907 01	Misc.	7,273.08
PR4220	Injuries and Damages	0.00
PR4221	Insurance - Liability and Property	0.00
00805906 07	Maintenance of Facilities (Contracted)	1,754.41
00805906 08	Office Supplies and Expenses	1,051.48
00805906 01	Taxes	0.00
00805911 01	3RD Party Sales Expense	22,137.35
00805906 09	Utilities - Heat, Light, Power and Water	11,567.35
00805906 10	Utilities - Telephone	439.84
00805906 11	Vehicle Expense	95.66
PR4237	Depreciation Expense	0.00
00805906 05	Employee Travel Expenses	560.10
PR4262	Lease - Basic - All Except Coal Cars	0.00
PR4264	Lease - Supplemental Expenses - Facility	0.00
PR4004	Material Direct to Outside Coal Cars	0.00
00805903 05	3rd Party Revenue	(393,639.17)
00805903 02	Stores Salvage - Outside Cars	0.00
00805907 02	AEP East Cars	34,479.86
00805907 03	OVEX Cars	34,593.48
Total 100% Shared Costs		$396,702.46
{see computation below} -

SWEPCO	38.22%	$151,619.68

TCC	0.00%	$0.00

PSO	61.78%	$245,082.78

Capital Recovery on Capital Expenditures not Covered Under Lease Agreement {Cost Ratio}		$0.00

TOTAL COSTS FOR THE MONTH

SWEPCO		$334,714.26

TCC		$0.00

PSO		$341,877.16

C.  COMPUTATION OF COST RATIO:

101, 104	Direct Labor SWEPCO	$10,523.87	38.22%	SWEPCO
105, 106	Direct Labor TCC	0.00	0.00%	TCC
102, 103	Direct Labor PSO	17,009.41	61.78%	PSO
	Total Direct Labor	$1,057.21	100.00%	TOTAL